Exhibit 99.2

SIGMA LITHIUM CORPORATION

UNAUDITED INTERIM

CONSOLIDATED FINANCIAL

STATEMENTS

SIX-MONTH PERIOD ENDED JUNE 30, 2024 AND 2023

(EXPRESSED IN THOUSANDS OF

CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact, as they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. It also reviews the quarterly and annual reports, the unaudited interim consolidated financial statements, and the external auditor’s reports. The Audit Committee reports its findings to the Board for consideration when approving the unaudited interim consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors.

“Ana Cabral Gardner”
Chief Executive Officer and Co-Chairperson

“Caio Márcio Martins de Araújo”
Chief Financial Officer

Notice of Non-Review of Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these consolidated interim financial statements, they must be accompanied by a notice indicating that these consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company’s independent auditor has not performed a review of the unaudited interim consolidated financial statements for the three-month period ended March 31, 2024 or these unaudited interim consolidated financial statements for the six-month period ended June 30, 2024 in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by the entity’s auditor.

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Financial Position

As at June 30, 2024 and December 31, 2023

(Expressed in thousands of Canadian dollars)

	Notes	6/30/2024	12/31/2023
ASSETS
Current assets
Cash and cash equivalents	5	103,090	64,403
Trade accounts receivable	6	89,846	29,693
Inventories	7	19,272	19,442
Advance to suppliers	8	7,317	7,062
Accounts receivable from related parties	13	12	14
Prepaid expenses and other assets		1,267	4,380
Recoverable VAT and other taxes	9	11,953	17,682
Total current assets		232,757	142,676

Non-current assets
Loan and accounts receivable from related parties	13	12,746	13,160
Prepaid expenses and other assets		76	66
Deferred income tax and social contribution	19	11,626	2,070
Cash held as collateral	10	15,761	15,269
Property, plant and equipment	11	223,269	239,742
Deferred exploration and evaluation expenditure	12	70,402	74,255
Total non-current assets		333,880	344,562

Total assets		566,637	487,238

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers	14	44,164	59,826
Loans and export prepayment	15	148,858	28,907
Lease liability	16	1,889	2,132
Prepayment from customer	17	-	2,154
Taxes payable	18	12,031	13,566
Accounts payable		7,598	11,326
Payroll and related charges		5,866	2,528
Other liabilities		2,101	1,934
Total current liabilities		222,507	122,373

Non-Current Liabilities
Loans and export prepayment	15	151,544	141,999
Lease liability	16	2,684	3,595
Taxes payable	18	5,153	138
Labor contingencies		3,469	1,013
Asset retirement obligations	20	3,551	3,836
Total Non-Current liabilities		166,401	150,581

Shareholders' equity
Share capital	22	417,192	386,035
Stock-based compensation reserve		35,506	58,974
Accumulated other comprehensive income (loss)		(18,157)	2,032
Accumulated losses		(256,812)	(232,757)
Total shareholders' equity		177,729	214,284

Total liabilities and shareholders' equity		566,637	487,238

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Basis of preparation (note 2)

Related parties (note 13)

Approved on behalf of the Board:

(Signed) "Ana Cabral Gardner"	, Director

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Income (Loss)

Periods ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2024	2023	2024	2023
Sales revenue	24	62,857	-	113,266	-
Cost of goods sold	25.a	(40,712)	-	(79,435)	-
Gross profit		22,145	-	33,831	-

Operating expenses
Sales expenses and commissions		(515)	-	(1,681)	-
General and administrative expenses	25.b	(6,297)	(16,166)	(12,179)	(27,684)
Other operating income (expenses), net	26	(4,966)	(21)	(6,852)	(2,839)
Stock-based compensation	28.b	(2,656)	(29,312)	(5,723)	(49,017)
Operating income (loss) before financial results and income taxes		7,711	(45,499)	7,396	(79,540)

Financial income (expenses), net	27	(25,498)	956	(35,002)	5,150
Loss before income tax and social contribution		(17,787)	(44,543)	(27,606)	(74,390)

Income tax and social contribution – current	19	(6,211)	-	(6,904)	-
Income tax and social contribution – deferred	19	9,177	-	10,455	-

Net loss for the period		(14,821)	(44,543)	(24,055)	(74,390)

Basic and diluted net loss per common share	23	(0.13)	(0.43)	(0.22)	(0.72)
Weighted average number of common shares outstanding - basic and diluted		110,528,083	102,440,868	110,568,147	102,979,055

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

Periods ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, except for number of shares and per share amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2024	2023	2024	2023
Net loss for the periods	(14,821)	(44,543)	(24,055)	(74,390)

Items that are or may be reclassified subsequently to income or loss:
Foreign currency translation adjustment of subsidiary	(14,160)	3,668	(20,189)	7,042

Net loss and comprehensive loss for the periods	(28,981)	(40,875)	(44,244)	(67,348)

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

Periods ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars)

Six Months Ended June 30,	Note	2024	2023
Operating activities
Net loss for the period		(24,055)	(74,390)
Adjustments for:
Stock-based compensation	28	5,722	49,017
Interest on loans and leases	15&16	13,791	973
Depreciation and depletion	11	8,770	75
Reversal of present value of assets retirement obligation	20	112	203
Provision for labor contingencies		2,891	170
Amortization of transaction costs	15	529	520
Foreign exchange gain (loss), net		31,379	(13,616)
Income tax and social contribution - current and deferred	19	(3,551)	-
Interest on loans with related parties		(794)	-
Social programs provision		640	1,680
Other		2,786	-
		38,220	(35,368)

(Increase) decrease in operating assets
Trade accounts receivable		(66,656)	-
Prepaid expenses and other assets		2,832	(8,938)
Inventories		(3,080)	(23,630)
Advance to suppliers		(1,271)	-
Recoverable VAT and other taxes, net		(6,360)	-
Other assets		34	-

Increase (decrease) in operating liabilities
Suppliers		(9,683)	(22,474)
Prepayment from customer		(2,130)	31,164
Taxes payables		8,352	-
Payroll and related charges		3,886	942
Accounts payable		(3,587)	-
Founder's royalty option	11.d	-	(5,372)
Other liabilities		366	(100)

Interest payment on loans and leases		(16,848)	(368)
Net cash used in operating activities		(55,925)	(64,144)

Investing activities
Purchase of property, plant and equipment	11	(17,244)	(40,268)
Addition to deferred exploration and evaluation expenditure	12	(3,262)	(7,328)
Loans to related parties for land acquisition and geology expenditures	13	(478)	-
Net cash used in investing activities		(20,984)	(47,596)

Financing activities
Proceeds from loans	15	184,630	57,414
Payment of lease liabilities	16	(806)	-
Repayment of loan	15	(57,730)	-
Transactions costs	15	(237)	-
Net cash provided by financing activities		125,857	57,414

Effect of exchange rate changes on cash held in foreign currency		(10,261)	3,589

Increase (decrease) in cash and cash equivalents in the period		38,687	(50,737)

Cash and cash equivalents, beginning of period		64,403	96,354
Cash and cash equivalents, end of period		103,090	45,617

Increase (decrease) in cash and cash equivalents in the period		38,687	(50,737)

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity

Periods ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, except per share amounts, and the number of shares, unless otherwise stated)

	Note	Number of common shares	Share capital	Stock-based payment reserve	Other comprehensive income (loss)	Accumulated loss	Total
Balance at December 31, 2022		104,710,042	276,711	103,936	(3,030)	(194,511)	183,106

Exercise of RSUs		2,900,000	32,990	(32,990)	-	-	-
Stock-based compensation		-	-	58,782	-	-	58,782
Net loss for the period		-	-	-	-	(74,390)	(74,390)
Comprehensive income for the period		-	-	-	7,042	-	7,042
Balance at June 30, 2023		107,610,042	309,701	129,728	4,012	(268,901)	174,540

Balance at December 31, 2023		110,059,471	386,035	58,974	2,032	(232,757)	214,284

Exercise of stock-based compensation	22.c & 28.a	651,491	31,157	(31,157)	-	-	-
Stock-based compensation	28.b	-	-	7,689	-	-	7,689
Net loss for the period		-	-	-	-	(24,055)	(24,055)
Comprehensive loss for the period		-	-	-	(20,189)	-	(20,189)
Balance at June 30, 2024		110,710,962	417,192	35,506	(18,157)	(256,812)	177,729

The accompanying notes to the unaudited condensed interim consolidated financial statements are an integral part of these statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.	Corporate information

Sigma Lithium Corporation (the “Company” or “Sigma Lithium” or “Sigma”), together with its direct and indirect subsidiaries, is a commercial producer of lithium concentrate.

These unaudited consolidated financial statements include the Company’s wholly-owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly-owned subsidiaries incorporated in Brazil, Sigma Mineração S.A. (“Sigma Brazil”) and Sigma Industrial de Lítio S.A (“Sigma Industrial”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred as thereafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”), where our operating assets are located.

The Company’s common shares commenced trading on the TSX Venture Exchange (the “TSXV”) on May 9, 2018 under the symbol “SGML” (formerly “SGMA”) and on September 13, 2021 on Nasdaq Capital Market (“Nasdaq”), the symbol was unified to “SGML”. On July 24, 2023 Sigma Lithium began trading its unsponsored Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. Unsponsored BDRs are issued by depository institutions without the participation of the foreign companies that issued the backing securities, being classified only as Level I Unsponsored BDRs.

2.	Basis of preparation

The Company prepares its unaudited interim consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS Interpretations Committee (“IFRIC”).

The unaudited interim consolidated financial statements have been prepared and are presented in accordance with IAS 34 - “Interim Financial Reporting”.

These unaudited interim consolidated financial statements have been prepared under the historical cost method, except for certain financial instruments measured at fair value.

Significant accounting judgments and estimates used by management in the preparation of unaudited interim consolidated financial statements are presented in Note 3.

All the amounts presented in $ have been translated from the Company's functional currency and may contain immaterial rounding.

The unaudited interim consolidated financial statements were approved by the Board of Directors on August 15, 2024.

2.1.	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The unaudited interim consolidated financial statements of subsidiaries are included in the unaudited interim consolidated financial statements from the date on which control commences until the date on which control ceases.

2.2.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

2.3.	Functional currency

The Company's functional currency is the currency of the primary economic environment in which it operates and that best reflects its business and operations. The Company’s operations are held by the Brazilian subsidiary, Sigma Mineração S.A., which provides the entirety of the inflows and outflows of the Company, including any dividends to be remitted. The Parent Company in Canada is a pure holding with no operations and depends on the Brazilian subsidiary to provide its cash flow. The prices of the lithium commodity are globally referenced in U.S. dollars to provide reference to the market players located in different countries and different currencies. Consequently, the Company’s revenues are translated into the Brazilian Real, which is the currency that most of the costs for supplying products or services are incurred and which the costs are normally expressed and settled. Accordingly, the Company’s functional currency is the Brazilian Real ("R$").

2.4.	Presentation currency of the financial statements

The presentation currency is the currency in which the unaudited interim consolidated financial statements are presented and is usually defined according to the Company's legal obligations and the currency where the reporting entity is located. These unaudited interim consolidated financial statements are presented in Canadian Dollars (“$” or “CAD$”), translating the statements prepared in the functional currency of the Brazilian subsidiaries into Canadian Dollars, using the following criteria:

•	Assets and liabilities for each statement of financial position date presented are translated at the closing rate at the date of that statement of financial position.

•	Income and expenses for each statement of profit or loss are translated at the average monthly exchange rates for each month;

•	Shareholders' equity at historical cost, and

•	All resulting exchange differences are recognized in other comprehensive loss.

2.5.	Material accounting policies

As to the recognition and measurement basis applied in the preparation of the financial statements, the material accounting practices are presented in each of the Notes to which they refer.

3.	Use of judgments and estimates

In preparing these consolidated financial statements, management has made judgments throughout and estimates about the future that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Judgments

Judgments have been made in applying accounting policies that have significant effects on the amounts recognized in the financial statements when preparing these financial statements. The judgement considered in these financial statements is the classification as non-current liability of the long-term export prepayment agreement repayable by December 2026 since the amortization of principal is dependent upon the sum of net cash from operating and investing activities.

Estimates

Estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Company’s risk management and commitments where appropriate. Revisions to estimates are recognized prospectively.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The areas which require management to make significant judgments, estimates and assumptions in determining carrying amounts, as follows:

Note 28 - Measurement of share-based payment transactions: The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s restricted share units (“RSU’s”) that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgement is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Note 11 - Mineral reserves and mineral resources: Proven and probable mineral reserves of the Company are those measured and indicated mineral resources demonstrated by at least a preliminary feasibility study and commercial viability. The Company estimates its proven and probable mineral reserves and measured, indicated and inferred mineral resources based on the work done and compiled by qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured, indicated and inferred mineral resources estimates may impact the carrying amount of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation and depletion.

Note 20 - Assets retirement obligation: The Company assesses its provision for assets retirement obligation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

Note 11 – Impairment of non-financial assets: Significant judgements, estimates and assumptions are required to determine whether an impairment trigger event has occurred and to prepare the Company’s cash flows. Management uses the budgets approved as a starting point and key assumptions are, but not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects; (iii) sale prices consistent with projections available in reports published by industry considering the market price when appropriate; (iv) the useful life of the Company’s cash generating unit; and (v) discount rates that reflect specific risks relating to the relevant assets in the cash-generating unit.  These assumptions are susceptible to risks and uncertainties and may change the Company’s projection and, therefore, may affect the recoverable value of assets.

Note 6 and 24 – Provisional pricing adjustments: The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on the estimated price for the quotational period stipulated in the contracts. Final prices are normally determined in approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

4.	New accounting standards and interpretations

4.1.	Effective as from January 1st, 2024

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1

Amendments made to IAS 1 Presentation of Financial Statements in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting year. Classification is unaffected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

•	the carrying amount of the liability,

•	information about the covenants, and

•	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

•	The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note. The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Special transitional rules apply if an entity had early adopted the 2020 amendments regarding the classification of liabilities as current or non-current. There were no financial effects of adoption of this Standard.

•	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16

In September 2022, the IASB finalized narrow-scope amendments to the requirements for sale and leaseback transactions in IFRS 16 Leases which explain how an entity accounts for a sale and leaseback after the date of the transaction.

The amendments specify that, in measuring the lease liability subsequent to the sale and leaseback, the seller-lessee determines ‘lease payments’ and ‘revised lease payments’ in a way that does not result in the seller-lessee recognizing any amount of the gain or loss that relates to the right of use that it retains. This could particularly impact sale and leaseback transactions where the lease payments include variable payments that do not depend on an index or a rate. There were no financial effects of adoption of this Standard.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

•	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7

The IASB has issued new disclosure requirements about supplier financing arrangements (‘SFAs’), after feedback to an IFRS Interpretations Committee agenda decision highlighted that the information required by IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures falls short of meeting user information needs.

The objective of the new disclosures is to provide information about SFAs that enables investors to assess the effects on an entity’s liabilities, cash flows and the exposure to liquidity risk. The new disclosures include information about the following:

The terms and conditions of SFAs.

a)	The carrying amounts of financial liabilities that are part of SFAs and the line items in which those liabilities are presented.

b)	The carrying amount of the financial liabilities in (b) for which suppliers have already received payment from the finance providers.

c)	The range of payment due dates for both the financial liabilities that are part of SFAs, and comparable trade payables that are not part of such arrangements.

d)	Non-cash changes in the carrying amounts of financial liabilities in(b).

e)	Access to SFA facilities and concentration of liquidity risk with finance providers.

The IASB has provided transitional relief by not requiring comparative information in the first year, and also not requiring disclosure of specified opening balances. Further, the required disclosures are only applicable for annual periods during the first year of application. Therefore, the earliest that the new disclosures will have to be provided is in annual financial reports for December 2024 year-ends, unless an entity has a financial year of less than 12 months. There were no financial effects of adoption of this Standard.

4.2.	Standards issued in 2024

•	Presentation and Disclosure in Financial Statements – IFRS 18

The International Accounting Standards Board (IASB) has issued new requirements for the presentation and disclosure of information in general purpose financial statements to ensure they provide relevant and faithful representations of an entity's assets, liabilities, equity, income, and expenses. The objective is to offer financial information that helps users assess the prospects for future net cash inflows and evaluate management’s stewardship of the entity’s economic resources.

These financial statements comply with IFRS Accounting Standards, adhering to both general and specific requirements for presenting information in the statement of financial performance, the statement of financial position, and the statement of changes in equity. The requirements include aggregation and disaggregation of information to ensure clarity, a comprehensive statement of profit or loss, and the presentation of totals and subtotals for key financial metrics. This standard, issued in April 2024, is effective for annual periods beginning on or after January 1, 2027.

5.	Cash and cash equivalents

Cash and cash equivalents include the following:

	6/30/2024	12/31/2023
Cash	12,930	52,888
Short-term investments	90,160	11,515
	103,090	64,403

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

In 2024 short-term investments refer to fixed income investments indexed to 97,16% p.a. of the Brazilian interbank deposit certificate (CDI) with immediate liquidity (94.78% p.a on December 31,2023). Additionally, the Company has short-term investments in Canada (denominated in United States Dollars) with an approximate yield of 5.50% p.a. on June 30, 2024 and December 31, 2023.

Accounting policy

Cash and cash equivalents in the consolidated statement of financial position comprise cash in banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. Transactions in currencies other than the functional currency are translated at the dates prevailing on each date the transactions occur, and the cash balances are translated at the exchange rates prevailing at the end of the reporting period. Any translation differences are recognized in other comprehensive loss.

6.	Trade accounts receivable

	6/30/2024	12/31/2023
Accounts receivable with customers	111,911	95,922
Price adjustment	(22,065)	(66,229)
	89,846	29,693

The Company's operations include accounts receivables where the final selling price is established days after initial revenue recognition and product delivery.

Trade accounts receivable is subject to significant market price changes until the final selling price is settled. The Company monitors the futures market for lithium to estimate the final prices when the quotational periods of the contracts close. As a result, accounts receivable on June 30, 2024 have been estimated and adjusted to the relevant forward market prices (see Note 24). Any fluctuations in the value of these receivables are reflected in the Company's sales revenue.

Accounting policy

Trade receivables are amounts due from customers for goods sold performed in the ordinary course of business. Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components, when they are recognized at fair value.

Trade receivables include provisionally priced invoices. The related revenue is initially based on forward market selling prices for the quotational periods stipulated in the contracts with changes between the provisional price and the final price recorded in revenues. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products.

Final invoices are typically issued after the commodities have been received and analyzed (with customer approval of quantities, moisture, and mineral content). Accounts receivables are then remeasured in accordance with each contract.

The fair value of the sale price adjustment is reassessed at each reporting date, based on all variable pricing elements.

The Company periodically measures expected credit losses. The Company considers the history and financial conditions of its customer. The Company did not recognize any credit losses in these consolidated financial statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

7.	Inventories

	6/30/2024	12/31/2023
High grade lithium concentrate	1,307	1,366
By-product lithium concentrate	9,031	9,132
Total finished goods	10,338	10,498
Work in progress	-	925
Consumable	274	882
	10,612	12,305

Spare parts	8,660	7,137
Total	19,272	19,442

Spare parts refer to parts and equipment to be used in the short-term maintenance of the machinery and equipment. As of June 30, 2024, the Company has not identified any need to recognize losses on slow-moving inventory.

Accounting policy

The inventory is recorded at the lower of cost or net realizable value. The cost is determined using the weighted average cost method for the purchase of materials. The cost of finished goods and work in progress comprises of consumable materials, labor and other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, minus the estimated costs of completion and the estimated costs necessary to realize the sales.

8.	Advance to suppliers

On June 30, 2024, the Company had outstanding balances for advances with domestic and foreign suppliers in the amount of $7,317 ($7,062 on December 31, 2023).

9.	Recoverable VAT and other taxes

	6/30/2024	12/31/2023
ICMS (State VAT)	1,796	1,870
Social contribution on billings - PIS and COFINS	7,207	14,814
Other recoverable taxes	2,950	998
	11,953	17,682

Accounting policy

The outstanding balance of recoverable VAT and other taxes is expected to be recovered over the next 12 months, based on the analysis and budget projections approved by management.

10.	Cash held as collateral

On June 30, 2024, the Company had advanced the amount of $15,761 ($15,269 on December 31, 2023) as collateral related to the obligation to pay interest on export prepayment contract loans for the development of industrial plant (Note 15). The amounts are determined based on an estimate of the loan interest expected for the first twelve-month period established in the loan agreement. The settlement of the collateral will occur at the maturity of the agreement together with its final settlement.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

11.	Property, plant and equipment

	Assets Under Construction	Buildings	Machinery and equipment	Right of use assets	Mining rights	Other assets	Total
Cost	154,768	-	-	4,188	-	538	159,494
Accumulated depreciation and depletion	-	-	-	(722)	-	(198)	(920)
Balance at December 31, 2022	154,768	-	-	3,466	-	340	158,574

Additions	-	79	77,313	4,823	644	717	83,576
Disposal	-	-	-	(1,780)	(1,425)	(32)	(3,237)
Transfers	(154,768)	75,572	39,553	-	39,779	(136)	-
Depreciation and depletion	-	(2,227)	(3,795)	(1,536)	(3,090)	(84)	(10,732)
Foreign currency translation adjustment of subsidiaries	-	598	9,819	601	522	21	11,561

Balance at December 31, 2023	-	74,022	122,890	5,574	36,430	826	239,742

Cost	-	76,249	126,685	7,799	39,520	1,092	251,345
Accumulated depreciation and depletion	-	(2,227)	(3,795)	(2,225)	(3,090)	(266)	(11,603)
Balance at December 31, 2023	-	74,022	122,890	5,574	36,430	826	239,742

Additions	8,207	89	2,234	-	7,463	157	18,150
Disposal	(722)	-	(1,557)	-	-	(81)	(2,360)
Transfers	(6,103)	-	5,823	-	280	-	-
Depreciation and depletion	-	(1,994)	(2,479)	(947)	(2,282)	(67)	(7,769)
Foreign currency translation adjustment of subsidiaries	(190)	(7,311)	(12,667)	(486)	(3,742)	(98)	(24,494)

Balance at June 30, 2024	1,192	64,806	114,244	4,141	38,149	737	223,269

Cost	1,192	68,660	120,083	6,796	43,010	911	240,652
Accumulated depreciation and depletion	-	(3,854)	(5,839)	(2,655)	(4,861)	(174)	(17,383)
Balance at June 30, 2024	1,192	64,806	114,244	4,141	38,149	737	223,269

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

a)	The average estimated useful lives are as follows (in years):

Description	6/30/2024	12/31/2023
Buildings	26	26
Machinery and equipment	18	18
Right of use assets	3	3
Mining rights	8	8
Other assets	5	5

b)	Assets under construction

In the second quarter of 2023, the Company concluded the construction phase of the plant and mine development and transferred the assets classified as “assets under construction” to “Buildings”, Machinery and equipment” and “mining right”. In the first half of 2024 the Company continued investing in the Phase 1 infrastructure classifying the accumulated expenditures as assets under construction and transfers to the final nature of the assets upon conclusion of each infrastructure initiative.

c)	Capitalized stock-based compensation

The assets under construction include in the cost of capitalized RSUs for the period ended June 30, 2024 in the amount of $559 (a capitalization of $919 on December 31, 2023).

d)	Right of use assets

Right of use assets is comprised of land and machinery and equipment made available on site exclusively for the Company. The Company considers as right of use those contracts longer than 12 months which assets have individual amounts greater than $6.84.

e)	Depreciation and depletion

Reconciliation of depreciation and depletion for the period	6/30/2024	12/31/2023
Operating costs and general and administrative expenses	8,770	7,547
Inventories	(1,013)	2,657
Deferred exploration and evaluation expenditure	12	528
	7,769	10,732

f)	Impairment of non-financial assets

The Company considered that there were no trigger events that could have indicated the existence of impairment loss of its non-financial assets. The Company continuously operated with positive margins during the six-month period ended June 30, 2024 and, accordingly, no impairment loss was recognized.

Accounting policy

The property, plant and equipment are recorded at acquisition, formation or construction cost less accumulated depreciation or depletion and impairment. Depreciation is calculated using the straight-line method based on the remaining useful life of the assets, whichever is the shorter. Mining rights are calculated based on the volume of ore extracted.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising from an asset disposal, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statements of net loss and comprehensive loss.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Non-financial assets are reviewed for impairment whenever triggering events or changes in circumstances indicate that the carrying amount might not be recoverable. An impairment loss is recognized for the amount by which the asset´s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGU).

Assets under construction

Assets under construction are capitalized as work-in-progress until the asset is available for use. The cost of work-in-progress includes costs transferred from Deferred exploration and evaluation expenditure and any costs directly attributable to bringing the asset into working condition for its intended use. Directly attributable costs are capitalized until the asset is in a location and condition necessary for operation as intended by management. These costs include: the purchase price, installation costs, site preparation costs, research and development costs, freight charges, transportation insurance costs, duties, testing and preparation charges, borrowing costs and estimated costs of dismantling and removing the item and restoring the site on which it is located.

Costs incurred on mineral properties in the development stage are included in the carrying amount of the development project in assets under construction. Development stage expenditures are costs incurred to obtain access to proven and probable mineral reserves or mineral resources and provide facilities extracting, treating, gathering, transporting, and storing the minerals. All expenditures incurred during the development stage until the asset is ready for its intended use are capitalized.

Assets under construction are not depreciated. When an asset becomes available for use, its costs are transferred from assets under construction into the appropriate asset classification such as mineral properties, buildings, machinery, fixture, and plant. Depreciation commences once the asset is complete and available for use.

12.  Deferred exploration and evaluation expenditure

A summary of exploration costs is set out below:

	6/30/2024	12/31/2023
Opening balance	74,255	35,636

Exploration and feasibility investments	3,273	23,478
Share based compensation of exploration and feasibility personnel	1,170	16,424
Additions	4,443	39,902
Disposal	(540)	-
Asset retirement cost	-	(2,823)
Foreign currency translation adjustment of subsidiaries	(7,756)	1,540

Closing balance	70,402	74,255

Accounting policy

The Company capitalizes all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports. The carrying value of the Company’s Deferred exploration and evaluation expenditure is assessed for impairment when indicators of such impairment exist. Indicators may include the loss of the right to explore in the area; the Company deciding not to continue exploring or incurring substantial additional expenditures on the project; or it being determined that the carrying amount of the project is unlikely to be recovered by its development or sale. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated to determine the extent of the impairment loss, if any.

Deferred exploration and evaluation expenses represent mineral rights developed by the Company, which have not been confirmed as technically and commercially viable through technical reports. When confirmed, deferred exploration and evaluation expenses will be transferred to each operating asset they pertain in accordance with their nature.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The Company capitalizes the depreciation of lease contracts on certain properties in order to explore and evaluate the mineral properties as part of the exploration and evaluation expenditures.

13.  Related parties transactions

A summary of related parties is set out below:

Related Party	Nature of relationship
A10 Group

A10 Group is composed of:

(a) A10 Investimentos Ltda.;

(b) A10 Finanças e Capital Ltda. (“A10 Finanças”);

(c) A10 Partners Participações Ltda.;

(d) A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”); and

(e) A10 Serviços de Análise de Empresas e Administrativos Ltda.

A10 Investimentos Ltda.	A10 Investimentos Ltda. is an asset management firm controlled by Marcelo Paiva, a Director of the Company, who is the investment manager of the A10 Fundo de Investimento de Ações – Investimento no Exterior (“A10 Fund”), which holds a controlling position in the Company.
A10 Finanças	A10 Finanças is primarily a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company.
A10 Partners Participações Ltda.	A10 Partners Participações Ltda. is a holding company. The firm is controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the six-month period ended June 30, 2024.
A10 Advisory	A10 Advisory is an administrative services firm controlled by Marcelo Paiva, a Director of the Company. The CEO, Ana Cabral-Gardner has a minority interest.
A10 Serviços de Análise de Empresas e Administrativos Ltda.	A10 Serviços de Análise de Empresas e Administrativos Ltda. is an administrative services firm controlled by Marcelo Paiva, a Director of the Company, and had no transactions with the Company before or during the six-month period ended June 30, 2024.
Miazga	Miazga Participações S.A is a land administration company in which Ana Cabral-Gardner, the CEO of the Company has an indirect economic interest.
Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which Ana Cabral-Gardner, the CEO of the Company has in indirect economic interest.
R-TEK	R-TEK Group Pty Ltd is a corporation in which a former officer of the Company, Brian Talbot, who resigned on September 29, 2023 is the controlling shareholder and since 4th quarter of 2023 it was not considered as related party anymore.
Tatooine	Tatooine Investimentos S.A. is a land administration company in which an officer of Miazga and former officer of the Company, Marina Bernardini, is the controlling shareholder and officer.
Instituto Lítio Verde (“ILV”)	Instituto Lítio Verde is a non-profit entity which the directors are Lígia Pinto, Sigma’s VP of Institutional and Governmental Relations and Communication, Marina Bernardini, an officer of Miazga and Cesar Chicayban, a Board of Directors member until July 9, 2024.
Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

a)	Transactions with related parties

Cost sharing agreements (“CSAs”): The Company has CSAs with A10 Advisory and A10 Finanças, whereby the firms are reimbursed for certain expenses: (i) the cost of administrative personnel that is 100% allocated to the Company; (ii) the rental of office space that was formerly occupied by A10 Advisory and that is now fully used by the Company; (iii) health insurance expenses of former A10 Advisory staff now employed by the Company; and (iv) any relatively minor expenses of the Company that may be paid by one of the firms for later reimbursement by the Company.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the industrial plant (See note 15).

Accounts receivable (Miazga): This receivable refers to Miazga’s purchase of property located in the area of interest of the Project (the “Property”). Sigma Brazil paid for that purchase on behalf of Miazga for future reimburse. The purpose of this purchase of property is to be further transferred to authorities for environmental compensation purposes. This receivable provides for an amount up to R$0.8 million (equivalents to $0.2 million), which is the amount spent on the purchase of the property. This receivable is non-interest bearing. Both the purchase agreement and this receivable are divided into two installments, with the first installment paid on December 31, 2022, and the last installment to be paid once the property has successfully been transferred to Miazga.

Accounts receivable (Tatooine): On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Company. The facility agreement provides for the loan of an amount up to $15.9 million. The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. The loan granted by Sigma Brazil to Tatooine under the Facility Agreement on June 30, 2024 represents a total amount of $13,443 ($12,957 December 31, 2023), bearing 12% p.a. interest date.

Instituto Lítio Verde (“ILV”): Sigma Brazil and ILV are parties in the development of a major lithium mining project with a high degree of positive impact in the communities surrounding the Company’s operations at the Vale do Jequitinhonha. ILV’s purpose is to promote the well-being and the development of those communities.

Transfer of mining rights (Arqueana): On January 30, 2024, Sigma Brazil transferred, free of charge, the sliver of the mining rights No. 009.135/1967 advancing over Arqueanas’ mining rights No. 832.132/2015.

b)	Transactions with related parties

	6/30/2024		Six months ended June, 2024	12/31/2023		Six months ended June, 2023
Description	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income	Pre-payments / Receivable	Accounts payable / Debt	(Expenses) / Income
A10 Advisory
CSA	-	-	(174)	-	-	-
Miazga
Lease agreements	-	35	(2)	-	42	(3)
Prepaid land lease	80	20	-	96	22	-
Accounts receivable	-	-	-	121	-	-
Arqueana
Lease agreements	-	229	(13)	-	235	-
Due from related parties	-	22	-	-	-	-
Accounts receivable	-	-	-	-	-	-
R-TEK
Services provision	-	-	-	-	-	(1,736)
Tatooine
Loan to related party	12,710	-	794	12,957	-	90
Instituto Lítio verde
Accounts payable		408	(677)	-	-	-
Total	12,790	714	(72)	13,174	299	(1,649)

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

c)	Key management personnel

The compensation paid or payable to key management for employee services is shown below:

	Six months ended June, 2024	Six months ended June, 2023
Stock-based compensation, included in operating expenses	2,722	17,217
Salaries, benefits and director's fees, included in general and administrative expenses	580	691
	3,302	17,908

Key management includes the directors of the Company, executive management team and senior management at Sigma Brazil.

Accounting policy

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company.

14.            Suppliers

	6/30/2024	12/31/2023
Brazilian-based suppliers	42,129	53,868
Non-Brazilian-based suppliers	2,035	5,958
	44,164	59,826

Accounting policy

These amounts represent outstanding liabilities for goods and services provided to the Company prior to year-end. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting year. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

15.            Loans and Export Prepayment

The balances of loans and export prepayments are recognized at the amortized cost are detailed as follows:

	Current liabilities		Non-current liabilities
	6/30/2024	12/31/2023	6/30/2024	12/31/2023
Loans and export prepayment agreements
US$
Export prepayment trade finance	138,720	12,785	-	-
Export prepayment agreements - Sinergy	9,512	15,495	133,721	132,558
	148,232	28,280	133,721	132,558
R$
Finame - BDMG	626	627	20,448	12,659
Total loans and export prepayment	148,858	28,907	154,169	145,217

Transactions costs	-	-	(2,625)	(3,218)
Total loans and export prepayment + Transactions costs	148,858	28,907	151,544	141,999

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

As of June 30, 2024, the principal amount of short-term and long-term loans and export prepayments of the Company by maturity year, adjusted for interest and exchange variation, before transaction costs, are as follows:

In CAD$	R$ denominated	US dollar denominated	Total
2024	176	148,232	148,408
2025	1,012	-	1,012
2026	3,807	133,721	137,528
2027	4,194	-	4,194
2028	4,193	-	4,193
After 2028	7,692	-	7,692
Total	21,074	281,953	303,027

The R$ denominated amounts refer to the loans from BDMG and the US dollar denominated amounts refer to the short-term and long-term export prepayment.

The table below shows the changes in the Company’s loans and export prepayments during the periods:

Description	6/30/2024	12/31/2023
Opening balances	170,906	77,438

Additions	184,630	92,562
Interest expense	13,605	17,272
Payment of interest (1)	(16,848)	(475)
Principal amortization (2)	(57,730)	(13,336)
Foreign exchange	33,532	(11,617)
Transaction costs additions	(237)	-
Transaction costs amortization	529	1,059
Foreign currency translation adjustment of subsidiary	(27,985)	8,003

Loans and export prepayment agreements	300,402	170,906

(1) Refers to payment of interest on long-term export prepayment

(2) Refers to repayment of principal of one export prepayment trade finance of $54.6 million

a)	Export Prepayment Agreement

Export Prepayment Trade Finance

In October 2023, the Company entered into an export prepayment agreement with financial institutions amounting to $12,720, which was paid in January 2024.

In the first quarter of 2024, the Company entered into export prepayment agreements with financial institutions for a total of $119,380. These agreements have maturities ranging from 90 to 180 days and carry interest rates between 5.9% p.a. and 12.0% p.a.

During the second quarter of 2024, the Company entered into export prepayment agreements with financial institutions amounting $56,228. The maturities for these agreements also range from 90 to 180 days, with interest rates between 8.8% p.a. and 11.8% p.a. Additionally, the Company repaid $41,894 in export prepayment agreements, which maturities occurred in the quarter.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of US$100 million (equivalent to $135.4 million), with annual interest payment based on the 12-month Bloomberg short-term bank yield index “BSBY” plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down US$60 million (equivalent to $82 million). The balance of US$40 million (equivalent to $54 million) was disbursed in two subsequent drawdowns of US$20 million each, on February 28, 2023 and on March 16, 2023.

The Company paid at inception of the agreement $15,247 (Note 10) as collateral, based on an amount equal to twelve months of interest accrual for the first interest period, and an upfront fee of $3,665. Principal repayments of the Loan are due 48 days after the end of the Company’s first and third quarters ending March 31 and September 30, respectively, each year, being the first measurement date, the third quarter ended September 30, 2023. Repayments will be determined based on an amount equivalent to 50% of the Company’s net cash generated from operating activities plus 50% of the net cash generated from investing activities for the prior six-month period ended March 31 and September 30. In the six-month period ended March 31, 2024, the Company presented net cash that determined the repayment in the amount of $3,114 was paid in May 2024

The loan contains an embedded prepayment feature, whereby the Company must pay an early prepayment premium of 4% during the first year of the loan, reducing proportionately from 4% to 1% after the first anniversary, finishing at 1% at the end of the fourth year. The fair value of this embedded derivative has been estimated and does not differ significantly from the nominal amount and, accordingly, no adjustments were made, since it is closely related to the primary indexation of the loan.

The loan is guaranteed by the Company's assets, rights, licenses, receivables, contracts (with flexibility to enter/terminate/amend offtake agreements) and a pledge of 100% of Sigma Lithium Holdings Inc’s share interest in Sigma Brazil. The security will rank first in respect to all existing and future indebtedness of the Company, except in relation to permitted indebtedness of up to USD100 million and R$100 million.

For the three-month period ended June 30, 2024, the Company recognized interest expense on this agreement in the amount of $4,447

b)	Banco de Desenvolvimento de Minas Gerais - BDMG

The Company entered into a financing agreement with BDMG Bank. The first tranche of $3,084 was received on January 13, 2023, and $768 on November 14, 2023. This financing entails monthly interest payments and includes a 24-month grace period for principal amortization. Principal repayment occurs over 60 monthly installments, with the first installment due on December 15, 2024. The financing carries an annual interest rate of 3.75%.

On October 24, 2023, the Company entered into another financing agreement with BDMG Bank for $9,449, the first tranche of $8,607 was received in December 2023 and secund tranche of $789 received in May 2024. Like the previous agreement, this financing involves monthly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled over 60 monthly installments, with the first installment due on December 7, 2024. The interest of this loan is 3.88% per annum.

Additionally on May 9, 2024, the Company entered into another financing agreement with BDMG Bank for $8,234. Like the previous agreement, this financing involves monthly interest payments and a 24-month grace period for principal amortization. Principal repayment is scheduled over 60 monthly installments, with the first installment due on Mayl 30, 2026. The interest of this loan is 3.93% + SELIC per annum.

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as loan transaction costs of the facility amount drawn down.

Borrowings are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any noncash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

The Company also analyses whether there are embedded derivatives in its sales and purchase contracts, as well as in its loan agreements. Changes in the fair value of any of these derivative instruments are recognized immediately in the statement of loss, unless they are closely related to the primary indexation of the contracts and agreements.

16.            Lease liability

The lease liabilities are primarily related to land leases of surface properties owned by Miazga Participações S.A. (”Miazga”), a related party and Arqueana, a related party (note 13) being the remaining lease contracts for land, apartments and houses, commercial rooms and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates with a weighted average rate of 8.37% (8.37% on December 2023) which was determined to be the Company’s incremental borrowing rate.

The changes in lease liabilities are shown in the following table:

Description	6/30/2024	12/31/2023
Opening balances	5,727	3,669

Additions	-	4,823
Interest expense	186	456
Disposal	(6)	(1,738)
Payments	(806)	(1,423)
Others	(27)	(356)
Foreign currency translation adjustment of subsidiary	(501)	296
Lease Liability total	4,573	5,727

Current	1,889	2,132
Non-Current	2,684	3,595

Maturity analysis - contractual undiscounted cash flows
As at June 30, 2024
Less than one year	1,889
Year 2	1,297
Year 3	374
Year 4	260
Year 5	203
More than 5 years	550
Total contractual undiscounted cash flows	4,573

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting policy

At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, except for:

•	Leases of low value assets;
•	Leases with a duration of twelve months or less; and
•	Leases to explore for minerals, oil, natural gas, or similar non-regenerative resources.

A right-of-use "ROU" asset and lease liability is recognized at the lease commencement date.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The Company presents ROU assets within property, plant and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the interest rate cannot be readily determined, the Company’s incremental interest rate of borrowing is used. The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

17.            Prepayment from customer

The outstanding balance of $2,154 on December 31, 2023 referred to a prepayment of the first sale of the Company which was returned to the customer in February 2024. That amount had to be returned to the customer since it was in excess due to the price decrease of lithium after the sale was recognized.

Accounting policy

Prepayment from customers consist of amounts received in advance when purchasing the products. Advances received are recorded as a liability, represented by the contractual obligation to deliver the products.

18.            Taxes payable

	6/30/2024	12/31/2023
Municipal taxes	947	956
State taxes	1,788	465
Federal taxes	14,449	12,283
	17,184	13,704

Current	12,031	13,566
Non-Current	5,153	138

Accounting policy

These amounts represent the group's obligations to the Federal, State and Municipal Governments relating to taxes, fees and contributions. They are presented as current liabilities and non-current liabilities, and they are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

19.            Income tax and social contributions

a)	Current Income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss for the year is as follows:

	Three Months Ended June 30,	Six Months Ended June 30,
Income tax and social contribution (expense) income	2024	2024
Current	(6,211)	(6,904)
Deferred	9,177	10,455
	2,966	3,551

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is shown below. The Company operates in the following tax jurisdictions: Brazil, where the corporate tax rate is 34% and Canada, where the federal corporate tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which totalizes 27% income tax rate applicable to Sigma in Canada:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Loss before income tax and social contribution	(17,787)	(44,543)	(27,606)	(74,390)
Statutory tax rate	27%	27%	27%	27%
Tax credit at statutory rate	4,802	12,027	7,454	20,085
Reconciling items
Impact of foreign income tax rate differential	1,245	(632)	902	(1,237)
Exclusion of Canadian tax credits (1)	(2,738)	(9,590)	(3,975)	(15,315)
Tax losses carryforward from previous years	-	-	(1,276)	-
Other	(343)	(1,805)	446	(3,533)
Current and deferred income tax and social contribution	2,966	-	3,551	-
Effective tax rate	-16.7%	0.0%	-12.9%	0.0%

(1)	The amount of $ 17,231 on June 2024 ($15,371 on December 31, 2023) of tax loss carryforward generated in Canada by the Company has not been recognized since we do not expect to have taxable income to offset it. This tax loss carryforward expires between 2038 and 2043.

b)	Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts.

	12/31/2023	Income	Equity	6/30/2024
Temporary differences:
Pre-operational expenses	4,586	(528)	-	4,058
Provision for bonus payments	57	580	-	637
Provision for social projects	508	(95)	-	413
Unrealized foreign currency fluctuation	(3,889)	8,617	-	4,728
Leasing	-	(512)		(512)
Taxes installments program	153	2,553	-	2,706
Commission provision	803	(186)	-	617
Other	42	26	-	68
Foreign currency translation adjustment of subsidiaries	(190)	-	(899)	(1,089)
Total deferred tax assets	2,070	10,455	(899)	11,626

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable income. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretation. The Company recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to items recognized directly in shareholders’ equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are presented net as liabilities when there are amounts payable, or in assets when the amounts in advance paid exceed the total due on the date of the report.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized when it is probable that it will not revert in a foreseeable future in accordance with IAS 12 – Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss carryforward and social contribution negative basis, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

20.            Asset retirement obligations

In December 2023 the Company updated the appraisal that resulted in a decrease of the provision by $3,279, mainly due to:

•	review of the affected area;
•	cash outflow estimate update; and
•	updating the discount rate.

The Company has estimated its asset retirement obligation amounting to $3,551 on June 30, 2024 ($3,836 on December 31, 2023), representing the present value of estimated future retirement costs to remediate environmental damages on June 30, 2024. It is based on estimated future retirement costs of $6,035 a real discount rate of 5.96% (December 31, 2023 was 5.96%).

Of the $3,551 of asset retirement obligation recognized as of June 30, 2024, $2,318 is related to Phase I (Xuxa mine) which was classified within property, plant and equipment, and the remaining $1,233 relating to Phase II (Barreiro mine) was classified within Deferred exploration and evaluation expenditure.

Description	6/30/2024	12/31/2023
Opening balances	3,836	6,547

Reversal of present value adjustment	112	414
Reversal of fixed assets	-	(758)
Reversal of exploration assets	-	(2,821)
Foreign currency translation adjustment of subsidiary	(397)	454

Asset retirement obligation total	3,551	3,836

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

Accounting Policy

Mining processing activities normally give rise to legal or constructive obligations for environmental rehabilitation and the decommissioning of facilities. These activities can include, among others, removal or treatment of waste materials and land rehabilitation, according to environmental regulations. The extent of costs associated with the retirement of assets are based on the requirements of authorities and environmental policies.

The provision reflects the risks and probability of future cash flows required to settle the obligation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work. This provision is updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in property, plant and equipment and depreciated over the expected economic life of the operation to which it relates.

21.            Financial instruments

a)	Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, accounts receivable, accounts payable to suppliers, and loans and export prepayment, which may contain embedded derivatives.

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

•	Classification of financial instruments (consolidated)

		6/30/2024		12/31/2023
Description	Note	Measured at amortized cost	Fair value through profit and loss(*)	Measured at amortized cost	Fair value through profit and loss(*)
Assets
Current
Cash and cash equivalents	5	103,090	-	64,403	-
Trade accounts receivable	6	-	89,846	-	29,693
Accounts receivable from related parties	13	12	-	14	-
Non-current
Loan and accounts receivable from related parties	13	12,746	-	13,160	-
Cash held as collateral	10	15,761	-	15,269	-
		131,609	89,846	92,846	29,693

Liabilities
Current
Suppliers	14	44,164	-	59,826	-
Loans and export prepayment	15	148,858	-	28,907	-
Lease liability	16	1,889	-	2,132	-
Accounts payable		7,598	-	11,326	-
Non-current
Loans and export prepayment	15	151,544	-	141,999	-
Lease liability	16	2,684	-	3,595	-
		356,737	-	247,785	-

(*) Fair Value through profit and loss is classified as Level 2.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

b)	Financial risk management:

The Company uses risk management strategies in which the nature and general position of financial risks are regularly monitored and managed to assess results and the financial impact on cash flow.

The Company is exposed to exchange rate, interest rate, market price, credit risk and liquidity risks.

•	Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in Dollar, since the Company's functional currency is the Brazilian Real.

The consolidated exposure as of June 30, 2024 and December 31, 2023 is as follow:

Description	6/30/2024	12/31/2023
Canadian dollars
Cash and cash equivalents	152	68
Suppliers	(770)	(779)
Account payables	(5,787)	(6,136)
Other current liabilities	(43)	(67)
	(6,448)	(6,914)

United States dollar
Cash and cash equivalents	9,080	4,557
Trade accounts receivable	65,652	22,400
Interest on export prepayment agreement	(8,747)	(11,689)
Export prepayment agreement	(197,227)	(109,644)
	(131,242)	(94,376)

•	Sensitivity analysis

We present below the sensitivity analysis for foreign exchange risks. The Company considered probable scenario(1), scenarios 1 and 2 as 10%, and 20%, respectively, of deterioration for volatility of the currency, using as reference the exchange rate on June 30, 2024.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	6/30/2024
Currency	Exchange rate	Probable scenario (*)	Scenario 1 (+/-10%)	Scenario 2 (+/-20%)
CAD (+)	4.0620	3.9935	4.3929	4.7922
CAD (-)	4.0620	3.9935	3.5942	3.1948
USD (+)	5.5589	5.4563	6.0019	6.5476
USD (-)	5.5589	5.4563	4.9107	4.3650

The effects on the profit and loss, considering scenarios 1 and 2 are shown below:

	6/30/2024
	Notional	Probable scenario (*)	Scenario 1	Scenario 2
Canadian dollar-denominated (+)	(6,448)	(111)	486	982
Canadian dollar-denominated (-)	(6,448)	(111)	(839)	(1,750)
U.S dollar-denominated (+)	(131,242)	(2,468)	9,688	19,817
U.S dollar-denominated (-)	(131,242)	(2,468)	(17,325)	(35,895)

(*) Sensitivity analysis of the scenario probable was measured using as reference the exchange rate, published by the Central Bank of Brazil, on July 15, 2024.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

•	Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI, Selic and BSBY, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

•	Sensitivity analysis of interest rate variations

The Company considered probable scenario and scenarios 1 and 2 of changes in interest rates volatility as of June 30, 2024.

The interest rates used in the sensitivity analysis in their respective scenarios are shown below together with the effects on the profit and loss balances for the six-month period ended June 30, 2024:

Changes in interest rates and exchange rates		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Assets
Rate		10.40%	10.40%	9.36%	8.32%
Short-term investments (Note 5)	CDI (-10% and -20%)	90,160	4,508	4,057	3,607

		Notional	Probable scenario (*)	Scenario 1	Scenario 2
Liabilities
Rate		10.40%	10.40%	11.44%	12.48%
BDMG	Selic (+10% and +20%)	21,074	(1,054)	(1,159)	(1,264)

Rate		5.41%	5.41%	5.55%	5.68%
Export prepayment agreement	BSBY (+2,5% and +5,0%)	133,721	(3,521)	(3,609)	(3,790)

(*) Sensitivity analysis of the scenario probable was measured using as reference the rates on July 15, 2024.

In the second quarter, the Company entered into a swap operations with the objective of exchanging the interest exposure of an advance on foreign exchange contract calculated in USD, which are originally calculated on the notional amount in USD, to DI plus an interest rate calculated on the notional amount in BRL. The table below demonstrates the swap results up to June 30, 2024, recognized in the financial result.

				Appreciation		6/30/2024	Impact on financial income / (expense)
Interest rate swap	Maturity	Functional currency	Notional	Asset position R$	Liabilities position R$	Receivable / (Payable) R$	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Swap	12/2/24	R$	105,200	651	958	(307)	(76)	(76)

•	Market price risk

Provisional pricing adjustments – The Company’s products may be provisionally priced at the date revenue is recognized and a provisional invoice issued. Provisionally priced receivables are subsequently measured at fair value through profit and loss under IFRS 9 “Financial Instruments”. The final selling price for all provisionally priced products is based on forward market price based on the contract terms stipulated. Final prices are normally determined approximately 105 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices. For contracts with variable pricing dependent on the content of mineral in the product delivered, the Company estimates the amount of consideration to which it will be entitled in exchange for transferring the products. The fair value of the final sale price adjustment is reassessed at each reporting date, based on all variable pricing elements and any changes are recognized as operational revenue in the statement of loss.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The sensitivity of the Company’s risk related to the final settlement of provisional pricing accounts receivable expected to be determined during the second quarter of 2024 is detailed below:

	Volume (kt)	Provisional price	Variation	Effect on Sales Revenue
High grade lithium concentrate (Probable)(1)	39,272	USD 918/ $1,257	(USD 91/$124)	(4,870)
High grade lithium concentrate (+20%)	39,272	USD 1,009(2)/ $1,381	USD 202 / $276	10,830
High grade lithium concentrate (-20%)	39,272	USD 1,009(2)/ $1,381	(USD 202) / ($276)	(10,830)

(1) The sensitivity analysis of the probable scenario was measured using the CIF -Fastmarkets spot price of July 31, 2024 as a reference and the exchange rate is USD1.00 to $1.3689.

(2)	Provisional price on June 30, 2024.

•	Credit risk

The credit risk management policy aims to minimize the possibility of not receiving sales made and amounts invested, deposited or guaranteed by financial institutions and counterparties, through analysis, granting and management of credits, using quantitative and qualitative parameters.

At June 30, 2024, the credit risk is fully concentrated on a single customer since the Company is currently developing its credit portfolio.

The Company manages its credit risk by receiving in advance a substantial portion of its sales or by being guaranteed by letters of credit.

Credit granted to financial institutions is used to accept guarantees and invest cash surpluses.

•	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due.

The Company’s management of cash is focused on funding ongoing capital needs for operating the Greentech Plant, developing the Company’s growth opportunities (including Phase 2) and for general corporate expenditures. Management intends to use cash generated by its operating activities to meet its obligations. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

The Company continuously monitors its cash outflows and seeks opportunities to minimize all costs, to the extent possible, as well as its general and administrative expenses.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	44,164	-	-	-	44,164
Accounts payable	7,598	-	-	-	7,598
Loans and export prepayment	148,858	141,586	8,450	4,133	303,027
Lease liabilities	1,737	1,778	671	387	4,573

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

a)	Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

	6/30/2024	12/31/2023
Loans and export prepayment agreement	300,402	170,906
Shareholders' equity	177,729	214,284
Gross debts(*)/shareholders' equity	1.69	0.80

(*) Refers to loan and export prepayment agreements

b)	Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in these financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, including the export prepayment agreement and BDMG loan, since both are based on floating interest rates such as BSBY and SELIC, respectively. Given the very specific condition of the export prepayment loan, the Company was not able to quantify an equivalent loan with similar condition for the same borrower that could be considered to measure the fair value for this facility.

Accounting Policy

Recognition

The Company recognizes a financial asset or financial liability on the consolidated statement of financial position when it becomes party to the contractual provisions of the financial instrument. Financial assets are initially measured at fair value and are derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset, or when cash flows expire. Financial liabilities are initially measured at fair value and are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

A write-off of a financial asset (or a portion thereof) constitutes a derecognition event. Write-offs occur when the Company has no reasonable expectations of recovering the contractual cash flows of a financial asset.

Classification and Measurement

The Company determines the classification of its financial instruments at initial recognition. Financial assets and financial liabilities are classified according to the following measurement categories:

•	those to be measured subsequently at fair value, either through profit or loss (“FVTPL”) or through other comprehensive loss (“FVTOCI”); and,
•	those to be measured subsequently at amortized cost.

The classification and measurement of financial assets after initial recognition at fair value depends on the business model for managing the financial asset and the contractual terms of the cash flows. Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost at each subsequent reporting period. All other financial assets are measured at their fair values at each subsequent reporting period, with any changes recorded through profit or loss or through other comprehensive income (which designation is made as an irrevocable election at the time of recognition).

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

After initial recognition at fair value, financial liabilities are classified and measured at either:

(a)	amortized cost.
(b)	FVTPL, if the Company has made an irrevocable election at the time of recognition, or when required or,
(c)	FVTOCI, when the change in fair value is attributable to changes in the Company’s credit risk.

Transaction costs that are directly attributable to the acquisition or issuance of a financial asset or financial liability classified as amortized cost are included in the fair value of the instrument on initial recognition.

Transaction costs for financial assets and financial liabilities classified as fair value through profit or loss are expensed in profit or loss.

The Company’s financial assets consist of cash and cash equivalents, loan and accounts receivable from related parties, which are classified as amortized cost, and trade accounts receivable which are measured at fair value through profit and loss. The Company’s financial liabilities consist of suppliers, accounts payable and loan and export prepayment agreements, which are classified and subsequently measured at amortized cost using the effective interest method.

All financial instruments recognized at fair value in the consolidated statement of financial position are classified into one of three levels in the fair value hierarchy as follows:

Level 1 – Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.

Level 3 – Valuation techniques with significant unobservable market inputs.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with any financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information.

22.            Share capital

a)              Ownership structure

As of June 30, 2024 and December 31, 2023, the Company’s ownership structure is as follow:

	6/30/2024		12/31/2023
	Number of common shares	% of voting capital and total shares	Number of common shares	% of voting capital and total shares
A10 Investimentos Ltda.	47,684,968	43.07%	47,684,968	43.33%
Fitpart Fund Administration Services Limited	5,462,539	4.93%	5,462,539	4.96%
BlackRock, Inc.	5,369,332	4.85%	5,438,129	4.94%
Nucleo Capital Ltda	3,838,206	3.47%	2,996,787	2.72%
Others	48,355,917	43.68%	48,477,048	44.05%
	110,710,962	100.00%	110,059,471	100.00%

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

b)              Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

c)               Common shares issued by the Company for the Six-month period ended June 30, 2024 and 2023:

	Number of common shares	Amount ($)
Balance, January 1st, 2023	104,710,042	276,711
Exercise of RSUs	2,900,000	32,990
Balance, June 30, 2023	107,610,042	309,701

Balance, January 1st, 2024	110,059,471	386,035
Exercise of RSUs	651,491	31,157
Balance, June 30, 2024	110,710,962	417,192

23.            Loss per share

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net loss for the period	(14,821)	(44,543)	(24,055)	(74,390)
Weighted average number of common shares	110,528,083	102,440,868	110,568,147	102,979,055
Basic and diluted net loss per common shares	(0.13)	(0.43)	(0.22)	(0.72)

As the Company presents loss for the six months ended June 30, 2024 and 2023, the potential common shares are antidilutive in the case of a decrease in loss per share. For this reason, the basic and diluted loss per share is equal for the period presented.

24.            Sales revenue

Net revenue presented in income statement is comprised as follows:

	Three Months Ended June 30,	Six Months Ended June 30,
	2024	2024
High grade lithium concentrate	62,857	113,266
	62,857	113,266

Shipment contracts entered into in the second half of 2023 and the first half of 2024 were established with provisional terms and are subject to adjustments based on the variability of underlying lithium chemical market prices. Consequently, the final settlement value may differ from the initial recorded value. Changes in this value are permanently monitored during the quotational period of each shipment and any provisional pricing adjustments are recognized as revenue in the statement of loss.

Accounting Policy

The Company’s primarily generates revenue from the sales of spodumene concentrate to customers and recognizes its revenues once all the following conditions are satisfied:

•	Identification of the contract for sale of goods or provision of services.
•	Identification of the performance obligations.
•	Determination of the contract value.
•	Determination of the value allocated to each performance obligation included int the contract; and
•	At the time performance obligation is completed.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

The Company recognizes revenues from sales when control of the product is transferred to customers, which generally occurs, in the case of export sales, when the product is loaded on the ship or delivered in a warehouse under control of the customers.

The export is primarily realized pursuant to the Incoterm Free on Board (“FOB”), under which the performance obligation is satisfied when the products are shipped. Cost, Insurance and Freight (“CIF”) and Cost and Freight (“CFR”) are also regularly assessed. CIF and CFR include sea freight service embedded in the same invoice. In this case, the performance obligation of the sea freight service is considered separately from the shipment of lithium and the Company recognizes revenue from the provision of this service upon delivery of the goods to the destination specified by customers.

Operating revenue from the sale of goods in the regular course of business is measured at the fair value of the consideration entity expects to receive in exchange for the delivery of the goods or services promised to the customers. Accordingly, until the quotational period is closed, the Company’s sales are subject to provisional pricing adjustments and revenues are estimated based on prices of the futures market for lithium expected until the agreed upon settlement date.

For the portion of the Company’s lithium export sales pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR”, the obligation to pay for the goods and the sea freight service, which is embedded in the same invoice, generally arises when the product is loaded on the ship. The Company hires and, in some cases, pays the sea freight service in advance, the amount paid is recognized as an asset, advance to suppliers, until arrival at the port of destination, at which time it is recognized in the Profit and Loss as freight expense.

Concurrently, the Company recognizes the price of the sea freight service, for which it is responsible, as liabilities on advance from customers, until arrival at the port of destination, at which time the Company fulfills its performance obligation for the sea freight service and, thus, recognizes the revenue for the provision of this service.

25.            Costs and expenses by nature

a)              Cost of goods sold

	Three Months Ended June 30,	Six Months Ended June 30,
Mining costs	2024	2024
Salaries and benefits	(1,124)	(1,900)
Mining service providers	(8,042)	(17,105)
Blasting and fuels	(7,607)	(15,732)
Equipment rental	(132)	(304)
Depletion	(1,464)	(3,405)
Other	(1,464)	(3,285)
	(19,833)	(41,731)

	Three Months Ended June 30,	Six Months Ended June 30,
Processing costs	2024	2024
Salaries and benefits	(3,670)	(6,032)
Fuels	(398)	(914)
Consumables	(736)	(1,774)
Equipment rental	(414)	(695)
Depreciation	(2,654)	(5,305)
Taxes and fees	-	(6)
Utilities	(354)	(921)
Plant Services	(1,627)	(4,122)
Insurance	(193)	(760)
Other	(1,122)	(2,596)
	(11,168)	(23,125)

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

	Three Months Ended June 30,	Six Months Ended June 30,
Distribution costs	2024	2024
Freight	(2,976)	(5,252)
Insurance	(23)	(35)
Warehouse	(244)	(394)
Port Operations	(756)	(1,507)
Expedition	(280)	(460)
Freight Maritime	(3,236)	(3,236)
Demurrage	(374)	(374)
	(7,889)	(11,258)

	Three Months Ended June 30,	Six Months Ended June 30,
Royalties	2024	2024
Royalties	(1,822)	(3,321)

Total	(40,712)	(79,435)

(*) Applicable Royalties:

i.) 2.0% Compensação Financeira pela Exploração de Recursos Minerais (CFEM), a royalty on mineral production levied by the Brazilian government, payable on the gross revenue from sales of minerals extracted from the Lithium Properties.

ii.) A royalty (currently held by LRC LP I, an unrelated party) of 1% of Net Revenues from sales of minerals extracted from the Lithium Properties.

b)              General and administrative expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Salaries and benefits (Board, CEO and CFO)	(580)	(691)	(1,054)	(1,180)
Salaries and benefits (Staff)	(1,256)	(4,243)	(2,665)	(6,753)
Legal	(1,197)	(2,280)	(1,733)	(3,400)
Travel	(686)	(549)	(1,329)	(835)
Accounting services	(108)	(380)	(564)	(633)
Audit services	(106)	(1,191)	(586)	(1,191)
Insurance (D&O)	(772)	(1,538)	(1,592)	(3,649)
Business development and investor relations	(287)	(893)	(563)	(1,642)
Public company costs	(720)	-	(905)	-
Taxes and fees	(7)	(925)	(19)	(2,251)
Depreciation	(31)	(41)	(60)	(75)
Other	(547)	(3,435)	(1,109)	(6,075)
	(6,297)	(16,166)	(12,179)	(27,684)

26.            Other operating income (expenses), net

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
ESG (“Environmental Social Governance”) expenses
Salaries and benefits (ESG)	(458)	-	(939)	-
Accrual for contingencies	(2,696)	-	(2,812)	(163)
Taxes and fees	(1,349)	-	(1,349)	-
Social programs	(235)	(21)	(322)	(2,676)
Instituto Lítio Verde	(677)	-	(788)	-
Others	449	-	(642)	-
	(4,966)	(21)	(6,852)	(2,839)

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

27.            Financial income (expenses), net

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Financial income	2,451	769	4,042	2,805

Financial expenses
Interest on Loans and export prepayment	(7,383)	(4,747)	(13,564)	(5,131)
Interest and late payment penalties on taxes	125	(203)	(174)	(203)
Fair value of leases	(71)	(94)	(188)	(194)
Taxes on foreign currency transactions	(90)	-	(130)	-
Fair value asset retirement obligation	(55)	-	(112)	-
Other expenses	(429)	(715)	(980)	(1,352)
	(7,903)	(5,759)	(15,148)	(6,880)

Foreign exchange variation on net assets	(20,046)	5,946	(23,896)	9,225

	(25,498)	956	(35,002)	5,150

Accounting Policy

Revenue is represented by gains on changes in the value of financial assets and liabilities measured at fair value through profit or loss, as well as interest income obtained through the effective interest method.

Interest income is recognized in profit or loss using the effective interest method.

Financial expenses basically include interest expenses on loans and changes in the value of financial assets and liabilities measured at fair value through profit or loss. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized along with the investment.

28.            Stock-based compensation

(a)             Restricted share units (RSU)

The Company’s Board of Directors has adopted an Equity Incentive Plan. The Equity Incentive Plan received majority shareholder approval in accordance with the policies of the TSXV at the annual and special meetings of the Company’s shareholders held on June 28, 2019, and was last amended, by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Under the approved Equity Incentive Plan a total of 18,120,878 RSUs could be granted and converted into shares, out of which 15,289,588 RSUs have already been granted or issued. A total of 2,831,290 RSUs remain available for new grants. The exercise of RSUs is typically either milestones driven (e.g. commissioning of the Greentech plant or achievement of financial targets) or has calendar weighted vesting schedules.

Number of RSUs
Balance, January 1st, 2023	6,092,666
Exercised (1)	(5,339,429)
Forfeited (2)	(1,384,003)
Granted (3) (4) (5) (6)	2,891,288
Adjustment (8)	(896,862)
Balance, December 31, 2023	1,363,660
Exercised (8)	(651,491)
Forfeited	(18,000)
Granted (9)	80,000
Balance, June 30, 2024	774,169

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

(1) Out of the total number of RSUs exercised in 2023, 2,500,000 RSUs are related to a package granted on September 8, 2021 to the CEO upon the achievement of a certain market capitalization targets. An additional 525,000 RSUs were exercised on December 29th, 2023 by the CEO and Co-Chair related to the achievement of net zero carbon targets (“Net Zero Plan”). This package was granted on September 8th, 2021 and the achievement of net zero carbon target was confirmed by the Board meeting held August 29th, 2023.

(2) The amount includes 500,000 RSUs granted to a former director and related to the conclusion of the Net Zero Plan, given that such director left the Company before the successful execution of the plan. An additional 600,000 RSUs, originally granted to a former officer on July 20, 2022, were forfeited as he resigned as of September 29th, 2023 before achieving the respective vesting.

(3) On June 29, 2023, the Compensation Committee, delegated by the Board approved the grant of an additional package of 384,925 RSUs to former directors of the Company related to their 2022/2023-year mandate, being (i) 159,925 RSUs subject to time-based vesting, immediately vested; (ii) 60,000 RSUs subject to the achievement of a market capitalization of US$4 billion by the Company, immediately vested; (iii) 130,000 vested as a cessation of directorship compensation; (iv) and 35,000 subject to time-based vesting, to vest in June, 2024. In relation to such grant, 122,500 RSUs were exercised in 2023.

(4) On September 11, 2023, the Board approved the grant of 146,500 RSUs to the new independent directors of the Company for their 2023/2024-year mandate, as recommended by the Compensation Committee. The 146,500 RSUs are broken down as follows: 60,000 RSUs for Directorship, 26,500 RSUs for Committee Chairmanship or Membership and 60,000 RSUs subject to certain performance metrics that have not been achieved on June 30, 2024.

(5) Out of the total amount of RSUs granted in 2023, 1,023,000 have been accounted as granted due to the existence of a written shared understanding between the awardee and the Company in relation to the packages to be submitted for formal approval by the Board and Compensation Committee. For these packages, the Company valued the RSUs based on fair value as of June 30, 2024. Once a grant date under IFRS has been established, the Company will revise the earlier estimate to reflect the approved grant date fair value.

(6) For the year ended December 31, 2023, the weighted average grant date fair value of RSUs amounted to $22.25.

(7) Out of the total amount of RSUs granted in 2023, 896,862 were previously accounted as granted in 2022 due to the existence of a written shared understanding between the awardee and the Company in relation to the packages.

(8) 430,925 RSUs, out of the total amount of RSUs exercised in the six-month period ended June 30,2024, are related to packages granted to former directors related to their 2022/2023 year mandate.

(9) 80,000 RSUs have been accounted as granted due to the existence of a written shared understanding between the awardee and the Company in relation to the packages to be submitted for formal approval by the Board and Compensation Committee. For these packages, the Company valued the RSUs based on fair value as of June 30, 2024. Once a grant date under IFRS has been established, the Company will revise the earlier estimate to reflect the approved grant date fair value.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

(b)             Stock options

On April 12, 2022, the Company entered into an investor relations agreement with a service provider, in which a total of 100,000 stock options were granted. The Board approved on April 22, 2024, the grant of stock options at a price of $20.58, equivalent to the fair value per share on April 11, 2022.

The following table reflects the stock options issued and outstanding as of June 30, 2024:

Exercise
Expiry date	Weighted average remaining exercisable life (years)	Number of options	Grant date (exercisable) fair value
April 12, 2027	2.4	100.000	$20.58

The total stock-based compensation in shareholders’ equity in the period is shown below

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Stock-based compensation expense	2,656	29,312	5,723	49,017
Deferred exploration and evaluation expenditure	1,107	8,575	1,170	8,915
Property, plant and equipment	1,112	334	559	850
Others	238		238	-
	5,113	38,221	7,690	58,782

Accounting Policy

Under the Company's equity incentive plan (the “Equity Incentive Plan”), selected participants are granted stock options (“Options”) and/or restricted share units (“RSUs”),

Each RSU represents the right to receive one common share upon completion of any applicable restricted period (vesting), RSUs are measured at fair value on the grant date, Such equity-settled share-based payment transactions are not remeasured after the grant date’s fair value has been determined, The RSU compensation expense is recognized on a straight-line basis over the vesting period using a graded amortization schedule, with a corresponding charge to Share-based payment reserve capitalized as part of the cost of property, plant and equipment or Deferred exploration and evaluation expenditure for those who are working directly on the project,

Compensation expense for RSUs incorporates an estimate for expected forfeiture rates based on historical forfeitures,

The fair value of share-based payments related to options is measured at grant date and recognized over the period during which the options vest, at each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of shares issuable in respect of options that are expected to vest,

Share-based payments that are subject to market-based conditions consider the market-based condition in the valuation on the grant date using a Monte Carlo simulation model, Compensation expense is not adjusted if the market condition is not met, so long as the requisite service is provided, Compensation expense is recognized over the vesting period which is based on the estimated date when the market-based condition will be achieved,

For share-based payments that are subject to performance-based conditions, vesting of the awards depends on meeting certain performance-based milestones, At each reporting date, the Company considers whether achievement of a milestone is probable and, if so, records compensation expense based on the portion of the service period elapsed to date with respect to that milestone, with a cumulative catch-up, net of estimated forfeitures, The Company will recognize remaining compensation expense with respect to a milestone, if any, over the remaining estimated service period,

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration are identified but cannot be reliably measured, they are measured at the fair value of the share-based payment, Otherwise, share-based payments are measured at the fair value of the goods and services received.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

29.            Commitments

a)               Purchase contracts

On June 30, 2024, the Company was a party to operating purchase contracts, measured at nominal value in accordance with the contracts:

Nature of supplier	1 year	2 - 3 years	4 - 5 years	Total
Carbon credits	1,017	2,034	1,102	4,153
Energy acquisition	66	54	14	134

b)               Social projects

On June 30, 2024, the amounts incurred with the following social projects:

	6/30/2024	12/31/2023
Microcredit For Female Entrepreneurs	72	260
Zero Drought for Small Holder Farmers	225	251
Water For All	687	770
Zero Hunger Action	27	69
Instituto Lítio Verde	408	-
Others	45	81
	1,464	1,431

•                Microcredit Program: The Company has established the program’s incentive, which is basically a donation, targeted for female entrepreneurs in the Jequitinhonha Valley region, through this program, the Company encourages sustainable development by providing R$2,000 donation per qualifying individuals and providing mentorship programs.

•                Zero Drought for Small Holder Farmers Program: The Company announced during its participation at COP-27 in Egypt its “Zero Drought for Smallholder Farmers” program, a climate mitigation initiative of building 2,000 rainwater capture basins for smallholder family farmers in the municipalities of Itinga and Araçuaí in the Jequitinhonha Valley, The Company is delivering the structures to the municipalities as a donation, which are currently being built via third-party contractors under the supervision of Sigma Lithium’s ESG teams. There was no amount charged as expense for the six-month period ended June 30, 2024 ($909 for the year ended December 31, 2023), remaining $225 outstanding in current liabilities as of June 30, 2024, This program advances the goal of UN SDG #10 (Reduced Inequalities), UN SDG #15 (Life on Land) and UN SDG #13 (Climate Action).

•                Water For All Program: Additionally, the Company is committed to donate water tanks as a further climate mitigation initiative, aimed to increase water security for communities in the Jequitinhonha Valley, The Company is also committed to maintain water supply of the tanks by providing water trucks year-round, enhancing water security for the communities. The amount charged as expense in for the six-month period ended June, 30 2024 is $5 (for the year ended December 31, 2023 $842), remaining $687 outstanding in current liabilities as of June 30, 2024, This program, which is now in progress, advances the goals of UN SDG #6 (Clean Water and Sanitation) and UN SDG #13 (Climate Action).

•                Zero Hunger Action: The Company donated 1,800 food baskets until June 30, 2024. The amount charged as expense in for the six-month period ended June, 30 2024 is $38, remaining $27 outstanding in current liabilities as of June 30, 2024.

•                Being a Child Program: During the second quarter of 2024, the Company committed to a series of initiatives to help promote sustainable development in the communities of Poço Dantas, Ponte do Piauí and Taquaral Seco, Additionally, the Company refurbished an outdoor sports court, which will help promote sports in the community, Finally, the Company is also implementing after-school programs in these facilities.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six-month Period Ended June 30, 2024 and 2023

(Expressed in thousands of Canadian dollars, unless otherwise stated)

30.            Legal claim contingency

Sigma Brazil is a party of labor proceedings filed against its third parties service providers as a second defendant with secondary liability for non-payment of labor charges by the services provider (with primary liability), totaling the amount of $442 (equivalent to R$1,797). The Company considers that the likelihood of loss is possible, but not probable. Accordingly, no provision for any liability has been made in these consolidated financial statements.

The Company is a party to arbitration filed on November 4, 2022.  The Company’s management, advised by its legal counsel assessed, as of June 30, 2023, the likelihood of loss as partially remote and partially possible. On July 10, 2024, the arbitral sentence was disclosed, and the likelihood of loss was updated accordingly. The probable loss connected to this arbitration amounts to $481 as of July 19, 2024.

The Company is a party to a labor dispute filed in Ontario’s Superior Court of Justice on March 18, 2024. The Company’s management, advised by its legal counsel, assessed the likelihood of loss as probable, amounting to CAD $2.136 million, as of June 30, 2024.

On March 18, 2024, the Company received an Initiation Letter of Arbitration by LG Group subsidiary, LG Energy Solution, Ltd. (“LG-ES“) from the International Centre for Dispute Resolution of the American Arbitration Association. LG-ES is alleging that Sigma Lithium is in breach of certain provisions in connection with the Term-Sheet dated October 5, 2021, relating to offtake arrangements for the purchase of lithium concentrate from the Company. The Term-Sheet was subject to, amongst other things, completion of the negotiation of definitive written agreements between the parties. The Company believes the claims are without merit. The legal counsel of the Company has formally attributed the probability of LG prevailing in this arbitration as remote.

Accounting Policy

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated, If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability, A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract,

31.            Additional information of the cash flow statement

Seems all non-cash effects are presented below:

Six Months Ended June 30,	2024	2023
Addition to property, plant, and equipment in exchange for:
Lease	-	1,682
Capitalized interest	-	3,761
Suppliers	123	14,644
Non-cash effects	123	20,087

32.            Subsequent Events

On August 7, 2024, the company entered into an export prepayment agreement with a financial institution for a total amount of $14,006, with maturities in 180 days and an interest rate of 10.5% per annum.

*                                      *                                       *